Wedbush Securities Inc.
Statement of Financial Condition
As of June 30, 2021

(In thousands, except share data)

Assets		
Cash and cash equivalents	$	74,649
Cash and securities segregated for the benefit of clients		2,567,717
Receivables		
Brokers, dealers and clearing organizations		426,277
Clients, net		1,128,223
Other		44,364
Collateralized agreements		
Securities borrowed		3,074,830
Securities purchased under agreements to resell		738,877
Financial instruments owned, at fair value, including securities pledged of $29,400		64,242
Other assets		63,966
Total assets	**$**	**8,183,145**
Liabilities and shareholder's equity		
Short-term financing	$	180,000
Payables		
Brokers, dealers and clearing organizations		75,883
Clients		3,848,289
Collateralized financing		
Securities loaned		2,895,696
Securities sold under repurchase agreements		702,289
Financial instruments sold, not yet purchased, at fair value		7,368
Other liabilities		156,871
Subordinated loan		25,000
Total liabilities		**7,891,396**
Shareholder's equity		
Common shares, $0.10 stated value; authorized 20,000,000 shares;		
7,000,000 shares issued and outstanding		700
Additional paid-in capital		14,701
Retained earnings		276,348
Total shareholder's equity		**291,749**
Total liabilities and shareholder's equity	**$**	**8,183,145**

See accompanying notes to statement of financial condition